February 21, 2017

VIA EDGAR

Melissa Raminpour, Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Meritor, Inc.
Form 10-K for Fiscal Year Ended October 2, 2016
Filed December 1, 2016 (the “Form 10-K”)
File No. 001-15983

Dear Ms. Raminpour:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing of Meritor, Inc. (“Meritor” or the “company”) made in your letter dated February 13, 2017 to Kevin A. Nowlan, Chief Financial Officer of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s responses.

Non-GAAP Financial Measures, page 35

1.

We refer to your presentation of the non-GAAP measure adjusted income from continuing operations attributable to the company. Please disclose the reason(s) why management believes the measure provides useful information to investors, and to the extent material, the additional purposes, if any, for which management uses the non-GAAP measure pursuant to Item 10(e)(1)(i)(c)-(d) of Regulation S-K. The disclosures should be specific to each non-GAAP measure. We note your disclosures with respect to Adjusted EBITDA; however; the relevant disclosures for adjusted income from continuing operations attributed to the company appear to have been omitted.

Response: In future filings, we will disclose with specificity the reasons why management believes each non-GAAP measure, including adjusted income from continuing operations attributable to the company, provides useful information to investors and the additional purposes for which management uses such non-GAAP measures pursuant to Item 10(e)(1)(i)(c)-(d) of Regulation S-K, substantially as set forth below:

“Management believes these non-GAAP financial measures are useful to both management and investors in their analysis of the company's financial position and results of operations. In particular, Adjusted EBITDA, Adjusted EBITDA margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Adjusted income (loss) from continuing operations attributable to the company and Adjusted diluted earnings (loss) per share from continuing operations are meaningful measures of performance to investors as they are commonly utilized to analyze operating performance in our industry, perform analytical comparisons, benchmark performance between periods and measure our performance against externally communicated targets.

Free cash flow is used by investors and management to analyze our ability to service and repay debt and return value directly to shareholders. Net debt, including retirement liabilities, was a specific financial measure in our three-year M2016 plan used to measure the company’s reduction in debt and certain other balance sheet liabilities. Net Debt over Adjusted EBITDA is a specific financial measure in our current three-year M2019 plan used to measure the company’s leverage in order to assist in the appropriate allocation of capital.

Melissa Raminpour, Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission

February 21, 2017

Management uses the aforementioned non-GAAP financial measures for planning and forecasting purposes, and Segment Adjusted EBITDA is also used as the primary basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable segments.

Our Board of Directors uses Adjusted EBITDA margin, Free cash flow, Adjusted diluted earnings (loss) per share from continuing operations and Net Debt over Adjusted EBITDA as key metrics to determine management’s performance under our performance-based compensation plans.”

2.

We refer to your tables on page 42 and 46. We note your presentation of total segment EBITDA and segment EBITDA margins. Please note the presentation of total segment profit or loss measures in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In this regard, please remove or revise your presentation of the non-GAAP measure to comply with the requirements of Item 10(e) of Regulation S-K. You may refer to Question 104.04 of the C&DIs on Non-GAAP Financial Measures which can be found on the SEC website for further guidance.

Response: We believe the tables on pages 42 and 46 with respect to segment EBITDA and segment EBITDA margins are useful to investors in understanding our results of operations. We acknowledge the presentation of total segment profit or loss measures in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In future filings, we will revise our presentation of Segment EBITDA and Segment EBITDA margins in our Management’s Discussion and Analysis of Financial Conditions and Results of Operations to comply with the requirements of Item 10(e) of Regulation S-K, including the disclosures described in our responses to comments 1 and 3 herein and an expanded version of the reconciliation table on pages 36 to 37, which will reconcile Adjusted EBITDA and Segment Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP, substantially in the form presented below:

Melissa Raminpour, Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission

February 21, 2017

Adjusted EBITDA and Segment Adjusted EBITDA are reconciled to net income attributable to Meritor, Inc. below (dollars in millions).

	Year-Ended September 30,
	2016	2015	2014
Net income attributable to Meritor, Inc.	$573	$64	$249
Loss from discontinued operations, net of tax, attributable to Meritor, Inc.	4	1	30
Income from continuing operations, net of tax, attributable to Meritor, Inc.	$577	$65	$279

Interest expense, net	84	105	130
Provision (benefit) for income taxes	(424)	1	31
Depreciation and amortization	67	65	67
Restructuring costs	16	16	10
Loss on sale of receivables	5	5	8
Pension settlement losses	—	59	—
Antitrust settlement with Eaton, net of tax (1)	—	—	(208)
Reduction of specific warranty contingency, net of supplier recovery	—	—	(8)
Goodwill and asset impairment charges	—	17	—
Noncontrolling interests	2	1	5
Adjusted EBITDA	327	334	314

Adjusted EBITDA Margin (2)	10.2%	9.5%	8.3%

Unallocated legacy and corporate income (expense), net (3)	4	(5)	(10)
Segment Adjusted EBITDA	$323	$339	$324

Commercial Truck & Industrial
Segment Adjusted EBITDA	$208	$216	$218
Segment Adjusted EBITDA Margin (4)	8.5%	7.9%	7.3%

Aftermarket & Trailer
Segment Adjusted EBITDA	$115	$123	$106
Segment Adjusted EBITDA Margin (4)	13.4%	13.9%	11.5%

(1) Adjustment associated with the company's share of the antitrust settlement with Eaton less legal expenses incurred in fiscal year 2014.

(2) Adjusted EBITDA Margin equals Adjusted EBITDA divided by consolidated sales from continuing operations.

(3) Unallocated legacy and corporate income (expense), net represents items that are not directly related to the company's business segments. These items primarily include asbestos-related charges and settlements, pension and retiree medical costs associated with sold businesses, and other legacy costs for environmental and product liability.

(4) Segment Adjusted EBITDA Margin equals Segment Adjusted EBITDA divided by total segment sales.

Melissa Raminpour, Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission

February 21, 2017

3.

We note your definition of Segment EBITDA on page 41, which includes adjustments outside of interest, taxes, depreciation and amortization and appears similar to your calculation of Adjusted EBITDA. Please be advised that measures calculated differently than earnings before interest, taxes, depreciation and amortization should not be characterized as EBITDA. In this regard, please retitle your non-GAAP segment measure. You may refer to Question 103.01 of the C&DIs on Non-GAAP Financial Measures which can be found on the SEC website for further guidance.

Response: In future filings, we will retitle our non-GAAP segment measure from “Segment EBITDA” to “Segment Adjusted EBITDA”, as presented in our proposed disclosures of these non-GAAP measures in our responses to comments 1 and 2 herein.

Sincerely,

/s/ April Miller Boise
April Miller Boise
Senior Vice President, General Counsel and Corporate Secretary
Meritor, Inc.

cc: Kevin Nowlan